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                      [Fox Chase Bancorp, Inc. Letterhead]

August 9, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

         Re:      Fox Chase Bancorp, Inc.
                  Registration Statement on Form S-1
                  Request for Acceleration of Effectiveness
                  File No. 333-134160

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Fox Chase Bancorp, Inc. (the "Company") hereby requests that said Registration Statement on Form S-1 be declared effective at 1:30 p.m. on August 11, 2006 or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company's Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form S-1.

         Furthermore, the Company hereby acknowledges that:

             o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
             o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
             o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         If you have any questions regarding this request, please telephone Scott A. Brown of Muldoon Murphy & Aguggia LLP at (202) 362-0840.

                                       Very truly yours,

                                       FOX CHASE BANCORP, INC.

                                       /s/ Thomas M. Petro

                                       Thomas M. Petro
                                       President and Chief Executive Officer


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                  [Sandler O'Neill & Partners, L.P. Letterhead]





August 9, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

                                    Re:   Fox Chase Bancorp, Inc.
                                          Registration Statement No. 333-134160

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Fox Chase Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced registration statement on Form S-1 be declared effective on Friday, August 11, 2006, at 1:30 p.m. Eastern time, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O'NEILL & PARTNERS, L.P.

By:  Sandler O'Neill & Partners Corp.,
         the sole general partner


By: /s/ Michael Lacovara

     Michael Lacovara
     An Officer of the Corporation